CHANGE OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On September 28, 2022, the Board of Trustees of the Trust approved a plan of reorganization whereby the Zeo Short Duration Income Fund and the Zeo Sustainable Credit Fund, each a series of Northern Lights Fund Trust (together, the “Zeo Funds”), would merge into the Osterweis Short Duration Credit Fund and the Osterweis Sustainable Credit Fund, respectively. The reorganization was effective as of the close of business on October 7, 2022. As a result of the Reorganization, the Osterweis Short Duration Credit Fund has assumed the accounting and performance history of the Zeo Short Duration Income Fund, as the Osterweis Sustainable Credit Fund has assumed the accounting and performance history of the Zeo Sustainable Credit Fund.

Pursuant to the Reorganizations, effective the close of business on October 7, 2022 the Zeo Funds changed Independent Registered Public Accounting Firm from Cohen & Company, Ltd. (“Cohen”) to Tait, Weller & Baker LLP. The reports of Cohen on the financial statements of the Zeo Funds for the past four fiscal years ended April 30, 2022, April 30, 2021, April 30, 2020, and April 30, 2019 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle.

In connection with its audits for the four most recent fiscal years ended April 30, 2022, April 30, 2021, April 30, 2020, and April 30, 2019, there have been no disagreements with Cohen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Cohen would have caused them to make reference thereto in their report on the financial statements for such years.